

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 25, 2009

John Lister
Vice President of Legal Affairs
DexCom, Inc.
6340 Sequence Drive
San Diego, CA 92121

> **Re:** **DexCom, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-51222**

Dear Mr. Lister:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1.   In your future filings, please describe the differences between your latest generation of products compared to prior versions. For example, it is not clear from your current disclosure what the differences are between the SEVEN and SEVEN PLUS products.

2.   We note that your systems rely on a sensor that is inserted by the patient for a period of multiple days. Please disclose whether there are any risks of infection, discomfort or other complications that may arise from the insertion of the sensor for a multiple day period. Also, please describe why the usability of the sensor is currently limited to a seven day period.

3.   We note your disclosure that your products are not reimbursed by virtue of a "national coverage decision by Medicare." In your future filings, please provide more detail regarding this decision so that your investors will better understand

the nature, duration and effect of this decision on the sales and reimbursement efforts relating to your products.

4.   We note your disclosure that a "number of" private third-party payors have issued coverage policies for continuous glucose monitoring devices. In your future filings, as applicable, please revise your disclosure to explain in greater detail the extent of third party payor coverage for this category.

Sales and Marketing, page 11

5.   We note your disclosure on page 26 that you currently employ a small direct sales force to market your products in the United States. We also note your subsequent disclosure on page 26 that you have contracted with third party distributors to market and sell your products in the United States and in portions of Europe. In your future filings, as applicable, please revise your sales and marketing disclosure to clarify the scope of the sales and marketing efforts conducted by your direct sales organization as well as the efforts of your third party distributors.

Manufacturing, page 13

6.   We note your risk factor disclosure on page 27 that you have experienced periods of backorder and, at times, have had to limit the efforts of your sales force. In your future filings, as applicable, please revise to disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of your backlog. Please refer to Item 101(c)(1)(viii) of Regulation S-K. Alternatively, please provide us with an explanation for why the disclosure required by subclause (viii) would not provide material information to your investors.

FDA Regulation, page 17

7.   In your future filings, as applicable, please revise your disclosure to indicate the device classification or classifications of your products.

Item 9A. Controls and Procedures, page 63

8.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer believe that [your] controls and procedures are effective to ensure that [you] are able to collect, record, process, summarize and disclose the information [you] are required to disclose in the reports [you] file with the SEC within the required time periods." In your future filings, please expand your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and

procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e).

Item 11. Executive Compensation, page 65

9.   We refer to your disclosure under the caption "Stock Option and Equity Incentive Programs" on page 28 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the 2008 stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Exhibits

10.   We note your disclosure on pages 56 and F-10 that you entered into a distribution agreement with Edgepark in 2008 and that 12% of your 2008 total revenue derived from sales through Edgepark distribution. As it appears Item 601(b)(10) of Regulation S-K would require you to file this agreement as an exhibit, please file the agreement or provide us with a detailed legal analysis explaining why such a filing is not required.

11.   We note your disclosure on pages 14 and 28 that you have contracts with and are "dependent" upon several sole source suppliers who manufacture and/or supply parts for your receivers, transmitters and other products. As it appears Item 601(b)(10) of Regulation S-K would require you to file your agreements with these suppliers as exhibits, please file these agreements or provide us with a detailed legal analysis explaining why such filings are not required.

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney